UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C.
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the months of
March-April 2006
TOTAL S.A.
(Translation of registrant’s name into English)
2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes ☑       No ☐
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
2(b) : 82-______.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: Preparations for the Annual Meeting of Shareholders
EX-99.2: Nominations, Total Exploration-Production
EX-99.3: New Offshore Exploration Block, Cameroon
EX-99.4: Offshore Exploration Permits, Bangladesh
EX-99.5: Ultra Deepwater Discovery, Congo
EX-99.6: Financial Results 2005, Total Gabon
EX-99.7: Appointments, Refining & Marketing
EX-99.8: Glenelg Field, UK North Sea
EX-99.9: Arbitral Award Concerning CEPSA
EX-99.10: Capital Increase Reserved for Employees
EX-99.11: Notice of Share Buy-Back, 1st quarter 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date : April 26, 2006	By:	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE Title : Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Total’s Board of Directors Prepares Draft Resolutions for May 12, 2006 Annual Meeting of Shareholders (March 14, 2006).

➢	EXHIBIT 99.2:	Nominations in Total’s Exploration — Production (March 15, 2006).

➢	EXHIBIT 99.3:	Total Awarded New Offshore Exploration Block in Cameroon (March 15, 2006).

➢	EXHIBIT 99.4:	Bangladesh: Entry into Two Offshore Exploration Permits (March 17, 2006).

➢	EXHIBIT 99.5:	New Ultra Deepwater Discovery in the Republic of the Congo (March 21, 2006).

➢	EXHIBIT 99.6:	Total Gabon : Financial Results for Fiscal Year 2005 (March 21, 2006).

➢	EXHIBIT 99.7:	Refining & Marketing Appointments (March 23, 2006).

➢	EXHIBIT 99.8:	UK North Sea: Glenelg Field Starts Up (March 29, 2006).

➢	EXHIBIT 99.9:	Total Satisfied by the Arbitral Award in its Dispute with SCH Concerning CEPSA (April, 3, 2006).

➢	EXHIBIT 99.10:	Successful Capital Increase Reserved for Employees (April 10, 2006).

➢	EXHIBIT 99.11:	Notice of Repurchase of the Ordinary Shares of Total for the 1st quarter 2006 (April 14, 2006).